Exhibit 99.1

4Front Appoints Two New Board Members

New Board Members Kathi Lentzsch and Betty Aldworth bring greater independence and a breadth and depth of experience across retail and regulatory

VANCOUVER and PHOENIX, Sept. 23, 2019 /CNW/ - 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) ("4Front" or the "Company") today announced the appointment of Kathi Lentzsch, CEO and president of Bartell Drugs, and Betty Aldworth, executive director of Students for Sensible Drug Policy, to its Board of Directors.

"I'm excited to see our new board taking shape with the additions of Kathi Lentzsch and Betty Aldworth, two leaders in their respective domains that bring strong experience and perspective, as well as greater independence, to our governance and team," said Josh Rosen, CEO of 4Front.

  Kathi Lentzsch is current CEO and president of Bartell Drugs, one of the oldest and largest independent pharmacy chains in the country. Ms. Lentzsch has more than three decades of experience in retail operations and management, including time in executive roles at Pottery Barn, Pier 1 Imports, and Cost Plus World Market, a subsidiary of Bed, Bath and Beyond. As Senior Vice President of Merchandising at Pottery Barn during the mid-1990s, she played a key role in the brand's turnaround and repositioning as a well-known premium home brand and a growth vehicle for its parent company, Williams-Sonoma. She also previously served as CEO of Elephant Pharmacy, a new pharmacy concept that offered health-conscious consumers a health- and wellness-minded product selection, including a mix of allopathic, alternative and more holistic remedies, as well as compounding services. It was during her time at Elephant Pharmacy that Ms. Lentzsch became interested in medical cannabis.

"In addition to the clear retail leadership that Kathi's career demonstrates, the combination of her current role as CEO of one of the largest independent pharmacy chains in the country, and an earlier role as CEO and board member of Elephant Pharmacy, an ahead-of-its-time pharmacy in the Bay Area, should give her a particularly insightful lens to help 4Front achieve its ambitions," Rosen said.

  Betty Aldworth is executive director of Students for Sensible Drug Policy, the largest single-issue student advocacy organization in the world. Since joining SSDP in 2014, she has led the organization through its most substantial growth period: SSDP's member base and campuses have doubled, global presence has quadrupled, and as a result the policy-change and education efforts members are leading have grown immeasurably. She previously served as deputy director of the National Cannabis Industry Association and, before that, worked as a consultant helping cannabis-related businesses and nonprofit organizations manage community outreach, public relations, advocacy, and policy reform. She served as spokesperson and advocacy director for Colorado's successful 2012 Campaign to Regulate Marijuana Like Alcohol.

"Tying back to 4Front's original mission to help professionalize the industry, I anticipate Ms. Aldworth's network and lens as a longtime policy expert and advocacy leader should provide a strong regulatory perspective to our governance structure, something that can't be overstated in our emerging industry," Rosen said.

In addition, the Company announced that Board Member Anthony Dutton will be stepping off the board.

"I'd like to thank Mr. Dutton for his tenure on the Board, which ties back to the formation and governance of Cannex as its CEO. Anthony shared my vision for how great the two companies could be combined, and I thank him for his leadership of Cannex from its first days to the completion of our merger. He's helped provide a steady hand to make sure the integration of 4Front and Cannex went smoothly and provided valuable guidance to our new board members about the state of the industry. I look forward to his ongoing support of 4Front," Rosen said.

Following the recent changes, 4Front's Board will consist of Chairman Eric Rey, Board Member and retired CEO of Arcadia Biosciences Inc; Josh Rosen, 4Front's CEO; Leo Gontmakher, 4Front's COO and President of Brightleaf, 4Front's production division; Kathi Lentzsch, President and CEO of Bartell Drugs; Betty Aldworth, Executive Director of Students for Sensible Drug Policy; and David Daily, CEO of Gravitron LLC.

About 4Front Ventures Corp.
4Front is a cannabis company designed for long-term success and built upon battle-tested operating capabilities at scale, experienced and committed leadership, a strategic asset base, and a commitment to being a magnet for talent. From plant genetics to the cannabis retail experience, 4Front's team applies expertise across the value chain. 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise to capitalize on the unique growth opportunity being afforded by the increased legalization of cannabis. For more information, visit 4Front's website.

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange ("CSE") has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures' periodic filings with Canadian securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States and the proposed trading dated of the resulting issuer.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.

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%CIK: 0001783875

For further information: Investor Contact: Andrew Thut, Chief Investment Officer, IR@4frontventures.com, 602-633-3067; Media Contact: Anne Donohoe / Nick Opich, KCSA Strategic Communications, adonohoe@kcsa.com / nopich@kcsa.com, 212-896-1265 / 212-896-1206

CO: 4Front

CNW 07:30e 23-SEP-19